ROCK CITY ENERGY CORP.

August 8, 2007

VIA EDGAR AND OVERNIGHT COURIER

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Rock City Energy Corp. (formerly Vallenar Holdings, Inc.)
Amendment No. 2 to Registration Statement on Form SB-2
Filed July 24, 2007
File No. 333-139312

Dear Ms. Parker:

This letter is in response to your letter dated August 6, 2007 regarding the SB-2 Registration Statement (the “Registration Statement”) filed by Rock City Energy Corp. (formerly Vallenar Holdings, Inc.). We are also filing Pre-Effective Amendment No. 3 to the Registration Statement (the “Amendment”) with this letter.

Amendment No. 2 to Form SB-2

Management, page 23

1. We refer you to prior comment 4. Please provide disclosure in the Prospectus Summary and Risk Factors sections regarding the order that your President, CFO and director, Mr. Jeffs, received from the British Columbia Securities Commission. Disclose the facts that gave rise to the order and the effect of such order on Mr. Jeff’s duties and on the company, if any.

We have included additional disclosure relating to the order issued by the British Columbia Securities Commission. Please see the pages 2 and 4 of the prospectus.

Index to Financial Statements, page F-1

2. We have considered your response to our prior comment number 5 in our letter of June 27, 2007. We reissue this comment as it relates to our instructions to clearly label the Vallenar Energy Corp. financials as “Predecessor” and to include an introduction to the financial statements to explain the inclusion of the predecessor financial statements.

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
August 8, 2007

In response to your comment we have labeled the Vallenar Energy Corp. financials as “Predecessor” and we have included an introduction to the financial statements at page F-1.

Index to Financial Statements, page F-15

3. Please remove the financial statements related to the period September 30, 2006, as these financial statements are not required.

In response to this comment, we have removed the financial statements, as you requested.

In making this response to your comments, we acknowledge that:

(1) we are responsible for the adequacy and accuracy of the disclosure in our filings;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

(3) we may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any additional comments you may have.

Very truly yours,

ROCK CITY ENERGY CORP.

By: /s/ Richard Jeffs
      RICHARD JEFFS, President

cc: Gary Newberry, April Sifford and Jason Wynn (w/encl.)